Exhibit 99.1

395 de Maisonneuve Blvd. West
Montreal QC H3A 1L6
www.domtar.com

Press Release
FOR IMMEDIATE RELEASE
DOMTAR POSTS NET EARNINGS OF $2 MILLION IN SECOND QUARTER OF 2005
Montreal, July 27, 2005 — Domtar Inc. announced today net earnings of $2 million ($0.01 per common share) in the second quarter of 2005 compared to a net loss of $1 million ($0.01 per common share) in the second quarter of 2004 and net earnings of $10 million ($0.04 per common share) in the first quarter of 2005.
SUMMARY OF RESULTS

	Q2 2005	Q2 2004	Q1 2005[2]
(In millions of Canadian dollars, unless otherwise noted)
Sales	1,287	1,346	1,259
Operating profit[1]	31	28	34
Net earnings (loss)	2	(1)	10
Net earnings (loss) per common share (in dollars)	0.01	(0.01)	0.04

Excluding specified items[1]
Operating profit	33	33	35
Net earnings (loss)	3	4	9
Net earnings (loss) per common share (in dollars)	0.01	0.02	0.04

(1)	For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.

(2)	Domtar’s results for the first quarter of 2005 include a tax recovery adjustment of $6 million (or $0.03 per common share) following the reassessment of a prior year’s income taxes by tax authorities.

“Domtar achieved an operating profit in all business segments as a result of efficiency and cost reduction efforts by employees, an increase in average selling prices for pulp and paper, as well as higher pulp and lumber shipments, despite lower demand in the Papers segment, a weak US dollar and elevated levels of costs for freight, fiber, chemicals and energy,” said Raymond Royer, President and Chief Executive Officer of Domtar. “Pressure stemming from these high costs continues to negatively impact our profitability. While Domtar progresses internally on its cost reduction initiatives, we have no indications that the increase in costs will ease in the near term. As such, these higher costs should be reflected over time in the selling prices of our products through inflation adjustments. We will continue to work with our customers to provide tailor-made solutions, notably through our supply chain management system and our expanding Domtar EarthChoice® line of socially and environmentally responsible papers,” added Mr. Royer.

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OPERATIONAL REVIEW
SECOND QUARTER 2005
COMPARED TO FIRST QUARTER 2005

PAPERS	Q2 2005	Q1 2005	Variance
(In millions of Canadian dollars)
Operating profit	2	6	(4)
Operating profit, excluding specified items	4	9	(5)

The $5 million decline in operating profit excluding specified items in the Papers segment was mainly attributable to lower paper shipments and higher overall costs, namely higher purchased energy, chemicals and fiber costs. In addition, during the second quarter, certain mills undertook capital and maintenance downtime also contributing to higher overall costs. These factors were partially offset by higher average selling prices for paper and pulp and higher pulp shipments as well as the realization of savings stemming from restructuring activities.

PAPER MERCHANTS	Q2 2005	Q1 2005	Variance
(In millions of Canadian dollars)
Operating profit	4	5	(1)

The $1 million decline in operating profit in the Paper Merchants segment was mainly attributable to lower margins achieved as a result of higher purchased paper costs not being fully reflected in average paper selling prices.

WOOD	Q2 2005	Q1 2005	Variance
(In millions of Canadian dollars)
Operating profit	11	6	5

The $5 million improvement in operating profit in the Wood segment was mainly attributable to higher lumber shipments, partially offset by higher duties on softwood lumber exports due to a higher level of shipments being exported to the U.S. As of January 1, 2005, the countervailing and antidumping duties rate has decreased from 27.22% to 20.95%. Since May 22, 2002, Domtar has made and expensed cash deposits of $175 million for export duties.

PACKAGING	Q2 2005	Q1 2005	Variance
(In millions of Canadian dollars)
Operating profit	11	13	(2)
Operating profit, excluding specified items	14	11	3

The $3 million improvement in operating profit excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was mainly attributable to higher shipments for corrugated containers, partially offset by lower shipments of containerboard and higher overall costs.

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LIQUIDITY AND CAPITAL
SECOND QUARTER 2005
COMPARED TO FIRST QUARTER 2005

FREE CASH FLOW(1)	Q2 2005	Q1 2005
(in millions of Canadian dollars, unless otherwise noted)
Cash flows provided from operating activities before changes in working capital and other items	90	88
Changes in working capital and other items	(52)	(122)

Cash flows provided by (used for) operating activities	38	(34)
Net additions to property, plant and equipment	(38)	(28)

Free cash flow	—	(62)

Free cash flow improved by $62 million in the second quarter of 2005 compared to the first quarter of 2005. This improvement mainly reflects reduced working capital requirements, primarily attributable to inventory, trade and other payables and receivables fluctuations. The first quarter of the year is typically impacted by seasonally high requirements for working capital. These factors were partially offset by increased capital expenditures.
Domtar’s net debt-to-total capitalization ratio(1) as at June 30, 2005 stood at 51.1% compared to 49.5% as at December 31, 2004. Domtar’s total long-term debt increased by $135 million, largely due to additional net borrowings of $102 million and the negative impact of $33 million attributable to a stronger US dollar (based on month-end foreign exchange rates) on its US dollar denominated debt.

(1)	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
OUTLOOK

Although the Company did experience slightly higher average selling prices for most of its pulp and paper products in the second quarter of 2005 compared to the first quarter of the year, the current business environment, mainly higher costs and lower demand for our products, is expected to remain challenging for the balance of the year. Despite the challenges that lie ahead, Domtar remains intent on delivering annualized targeted savings of $100 million by the end of 2005. As at June 30, 2005, the Company already stands at 60% of its goal.
FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw

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material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).
SECOND QUARTER 2005
RESULTS WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its second quarter 2005 results. It will take place at 4:00 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.
Domtar’s second quarter 2005 Management’s Discussion and Analysis (MD&A) is available on the Domtar corporate website at: www.domtar.com.

DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS 10,000 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION
DTC (TSX,NYSE)	Daniel Buron	Christian Tardif
	Senior Vice-President and	Manager, Corporate and Financial
	Chief Financial Officer	Communications
	Tel.: (514) 848-5234	Tel.: (514) 848-5515
	Email: daniel.buron@domtar.com	Email: christian.tardif@domtar.com

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APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE I.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss), net earnings (loss) and net earnings (loss) per share, determined in accordance with GAAP*, to operating profit (loss), net earnings (loss) and net earnings (loss) per share excluding specified items.

	Q2 2005			Q2 2004			Q1 2005
(In millions of Canadian dollars, unless otherwise noted)

						Net earnings
			Net earnings		Net	(loss) per			Net earnings
	Operating	Net	per share (in	Operating	earnings	share (in	Operating	Net	per share (in
	profit	earnings	dollars)	profit	(loss)	dollars)	profit	earnings	dollars)
As per GAAP*	31	2	0.01	28	(1)	(0.01)	34	10	0.04
Specified items:
Sales of property, plant and equipment (a)	(4)	(3)		—	—		(3)	(3)
Closure and restructuring costs (b)	10	6		—	—		6	4
Unrealized mark-to-market gains or losses (c)	(1)	(1)		5	3		(2)	(1)
Foreign exchange impact on long-term debt (d)	—	1		—	2		—	(1)
Insurance recoveries(e)	(3)	(2)		—	—		—	—

	2	1	—	5	5	0.03	1	(1)	—

Excluding specified items	33	3	0.01	33	4	0.02	35	9	0.04

*	Except for operating profit which is a non-GAAP measure. See note 2.

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a)	Sales of property, plant and equipment
Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

b)	Closure and restructuring costs Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.

c)	Unrealized mark-to-market gains or losses
Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

d)	Foreign exchange impact on long-term debt
Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

e)	Insurance recoveries Domtar’s results include insurance recoveries. These insurance recoveries are presented under “Selling, general and administrative” expenses in the financial statements.
NOTE 2.

USE OF NON-GAAP MEASURES
Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) excluding specified items, net earnings (loss) excluding specified items and net earnings (loss) per common share excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.

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